FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 16, 2005

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM House

Ashwells Road, Brentwood,

Essex, CM15 9ST

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2005	TM GROUP HOLDINGS PLC

	By:	/s/ Jonathan Miller
Jonathan Miller
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Announcements re: Redemption of Senior Notes and Senior Subordinated Notes dated September 9 2005	4

September 9 2005

This announcement is important and requires

your immediate attention

this announcement is neither an offer to purchase nor a

solicitation of an offer to sell any securities in any jurisdiction where it is unlawful to do so.

TM Group Holdings PLC

(incorporated with limited liability in England)

US $175,000,000 11% Senior Notes Due May 15 2008 (“Senior Notes”)

£55,000,000 12 1/4% Senior Subordinated Notes Due May 15 2008

(“Senior Subordinated Notes”) (together the “Notes”)

Senior Notes: ISIN: US87258JABO8; USG88963AA42; US87258JAA25

Senior Notes: Common Code: 9252436; 8718032; 8718067

Senior Subordinated Notes: ISIN: XS0087180914; XS0087180831; XS0092524288

Senior Subordinated Notes: Common Code: 8718091; 8718083; 9252428

TM Group Holdings PLC (the “Issuer”) hereby gives notice to the holders of the Notes (the “Noteholders”) in accordance with Condition 6 of the terms and conditions of the Notes (the “Conditions”), and pursuant to Condition 6 of the Notes, the Issuer will redeem the Notes outstanding on October 17, 2005 (the “Redemption Date”) as follows:

(a)	in respect of the Senior Notes at 101.833% of their principal amount; and

(b)	in respect of the Senior Subordinated Notes at 102.042% of their principal amount,

together with interest accrued and unpaid up to, but excluding the Redemption Date (the “Redemption Price”).

Payment of the Redemption Price to the Noteholders will be made against presentation for endorsement and surrender of the permanent global note representing the Notes to the order of Deutsche Bank America, 60 Wall Street, New York, New York 10005, USA, as Principal Paying Agent for onward payment by the Principal Paying Agent to the Noteholders via their respective accounts with Euroclear Bank S.A./N.V. as operator of the Euroclear System and/or Clearstream Banking, societé anonyme.

The Noteholders should also be aware that the Issuer is currently making an offer to purchase the Notes in accordance with section 4.11 (Change of Control) of the senior notes indenture and senior subordinated notes indenture (each dated 14 May 1998) (“Indentures”).

The Issuer is obliged to make such an offer, in order to comply with the terms of the Indentures and neither the Trustee nor the Issuer makes any recommendation as to whether or not Noteholders should tender Notes in response to such offer. Noteholders should, however, be aware that in the event that they do not accept such offer, their Notes will be compulsorily acquired at the higher redemption premium detailed in this notice.

Any questions regarding this announcement should be directed to the Issuer at:

TM Group Holdings PLC

TM House

Ashwells Road

Pilgrims Hatch

Brentwood CM15 9ST

England

Attention: Finance Director

Telephone: +44 (0)1277 376302

NOTICE OF REDEMPTION TO THE HOLDERS OF

TM GROUP HOLDINGS PLC

US$175,000,000 11% SENIOR NOTES DUE 2008

CUSIP: 87258JAA2, 87258JABO and G88963AA4

NOTICE IS HEREBY GIVEN THAT, TM GROUP HOLDINGS PLC (the “Company”) hereby informs you, pursuant to Section 3.03 of the Indenture dated as of May 14, 1998, made between the Company and Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), as Agent, the Company has elected to redeem all of its outstanding 11% Senior Notes due 2008 (the “Securities”) on 17 October 2005, pursuant to condition 6 of the Securities.

Pursuant to the Indenture and the Securities, the redemption price (expressed as a percentage of the principal amount), is 101.833%. The date fixed for redemption is 17 October 2005 (the “Redemption Date”). On and after the Redemption Date, interest on the Securities shall cease to accrue unless the Company defaults in making the redemption payment, and the only remaining right of the holders is to receive payment of the redemption price upon surrender of the Securities to the Paying Agent.

The redemption payment will include interest on the Securities which is accrued and unpaid as of, but not including, the Redemption Date. Holders of the Securities will be entitled to approximately US$46.44444 of interest per US$1,000 of Note principal during the period from 15 May 2005 (the most recent interest payment date of the Securities) to 16 October 2005 (the date immediately preceding the Redemption Date).

The Securities must be presented and surrendered to the Agent, as Paying Agent, to collect the redemption price plus accrued interest at the offices of the Agent, Deutsche Bank Trust Company Americas, as follows:

DB Services Tennessee

648 Grassmere Park Road

Nashville, TN 37211-3658

Attn: Securities Payment Unit

c/o Deutsche Trustee Company Limited

Winchester House

1 Great Winchester Street

London EC2N 2AB

For information call: 1-800-735-7777

The method of delivery is at the option and risk of the holder. If delivered by mail, certified or registered mail, properly insured, is recommended for your protection.

Deutsche Bank Trust Company Americas, as Agent c/o
Deutsche Trustee Company Limited

Dated: 9 September 2005

* This CUSIP number has been assigned to this issue by Standard and Poor’s Corporation and is included solely for the convenience of the holders. Neither the Issuer, the Agent nor the Paying Agent or any of their agents shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Securities or as indicated in any redemption notice.

1.2 IMPORTANT TAX INFORMATION - Please Read This Notice Carefully

EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE THE WITHHOLDING OF 28% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER. CERTIFICATION MAY BE MADE TO THE PAYING AGENT ON A SUBSTITUTE FORM W-9.